Exhibit 99.8

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of July 21, 2009 (this “Agreement”), is made and entered into by WORLD COLOR PRESS INC. (formerly named Quebecor World Inc.), a corporation existing under the laws of Canada (the “Company”), and the Persons named in Annex I attached hereto.

1.             Background. Pursuant to the Plans, the Company will issue on the date hereof to each Person named in Annex I attached hereto the applicable New Equity Securities set forth beside such Person’s name in Annex I attached hereto. The numbers of New Equity Securities set forth beside each Person’s name in Annex I attached hereto include (a) New Equity Securities to be issued by the Company on the date hereof to each such Person and (b) New Equity Securities allocated to specified reserves under the Plans on behalf of each such Person.

2.             Definitions and Interpretation.

As used in this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” means, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Applicable Registrable Securities” has the meaning set forth in Section 4(a) of this Agreement.

“Applicable Securities” has the meaning set forth in Section 4(a) of this Agreement.

“Commissions” means the Autorité des marchés financiers of Québec and the SEC.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Indemnified Parties” has the meaning set forth in Section 6(b) of this Agreement.

“Effectiveness Period” has the meaning set forth in Section 3(a) of this Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute.

“Holder” means (i) any Investor or (ii) any other Person who holds Registrable Securities and is assigned the rights of an Investor under this Agreement pursuant to Section 8(b) of this Agreement.

“Holder Indemnified Parties” has the meaning set forth in Section 6(a) of this Agreement.

“Holders’ Counsel” has the meaning set forth in Section 5(a) of this Agreement.

“Indemnified Parties” has the meaning set forth in Section 6(b) of this Agreement.

“Investor” means any Person named in Annex I attached hereto (including, if applicable, such Person’s Affiliate or Affiliates named in Annex I attached hereto).

“Joinder” has the meaning set forth in Section 8(b) of this Agreement.

“Jurisdiction” means any jurisdiction where securities of the same class and series as the Registrable Securities are registered.

“Majority Holders” means, with respect to any number of Registrable Securities, the Holders of at least a majority of the shares of New Common Stock represented by such Registrable Securities on a fully diluted basis (notwithstanding whether any such Registrable Security is not then eligible for conversion into shares of New Common Stock or exercisable or exchangeable for shares of New Common Stock at the relevant time of determination).

“New Common Stock” means the common shares in the capital of the Company.

“New Equity Securities” means, collectively, the New Common Stock, the New Preferred Stock and the Warrant Bundles.

“New Preferred Stock” means the Class A convertible participating preferred shares in the capital of the Company.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, other legal entity, or government or any department or agency thereof.

“Plans” means (i) the Modified Second Amended and Restated Plan of Reorganization and Compromise of Quebecor World Inc., dated July 19, 2009, and (ii) Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession, dated July 1, 2009, as modified; in each case as such Plan may have been amended, varied or supplemented in accordance with its terms.

“Registrable Securities” means: (i) any New Equity Security issued pursuant to the Plans to any Investor; (ii) any share of New Common Stock issuable upon the conversion of any share of New Preferred Stock issued pursuant to the Plans to any Investor; (iii) any share of New Common Stock issuable upon the exercise of any Warrant Bundle (or portion thereof) issued pursuant to the Plans to any Investor; (iv) any share of New Common Stock or other securities which may be issued or distributed to any Holder by way of stock dividend or stock split or other distribution, recapitalization or reclassification in respect of any Registrable Security referenced in clause (i), (ii) or (iii) above. As to any particular Registrable Securities, once issued, such Registrable Securities shall cease to be Registrable Securities with respect to the Securities Laws of a particular jurisdiction when (A) a Registration Statement with respect to the sale of such Registrable Securities shall have become effective under the applicable Securities Laws and such Registrable Securities shall have been disposed of in accordance with such Registration Statement, (B) such Registrable Securities may be sold pursuant to Rule 144 (or any successor provision) under the Securities

Act without regard to volume, manner of sale or any other restrictions contained in Rule 144 (other than any applicable holding period requirement in Rule 144 so long as such holding period requirement is satisfied at the applicable time of determination), (C) such Registrable Securities shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (D) such Registrable Securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer pursuant to the Securities Laws of the relevant jurisdiction shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Laws of the relevant jurisdiction then in force or (E) such Registrable Securities shall have ceased to be outstanding.

“Registration Expenses” means any and all expenses incident to performance of or compliance with this Agreement, including, without limitation, (i) all applicable registration, prospectus and related filing fees, (ii) all fees and expenses incurred in connection with complying with securities or blue sky laws, (iii) all printing, messenger and delivery expenses, (iv) all fees and expenses incurred in connection with the listing of the Registrable Securities on any Securities Exchange pursuant to Section 5(k), (v) the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or “cold comfort” letters required by or incident to such performance and compliance, (vi) the fees and expenses of any special experts retained by the Company in connection with the requested registration, and (vii) the reasonable fees and expenses of the applicable Holders’ Counsel, but excluding underwriting discounts and commissions, fees of underwriters, selling brokers, dealer managers and similar securities industry professionals, fees and expenses of counsel for any Holder (except for the reasonable fees and expenses of the applicable Holders’ Counsel), fees and expenses of counsel for the underwriters and transfer taxes, if any.

“Registration Statement” means any registration statement, prospectus or prospectus supplement of the Company or any document prepared in lieu thereof under applicable Securities Laws (including offering memoranda and other offering documents) under which securities of the Company are qualified or offered, including amendments and supplements to such documents, including post-effective amendments, and all exhibits and all materials incorporated by reference into such documents.

“SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute.

“Securities Exchanges” means, as of a time of determination, the securities exchanges on which securities of the same class and series as the Registrable Securities are listed or quoted at such time of determination.

“Securities Laws” means the provincial securities legislation, including rules, instruments and policies thereunder, in Canada and the United States federal and state securities laws and regulations and the securities legislation of such other relevant Jurisdictions.

“Series I Barrier Warrant” means a warrant to purchase New Common Stock that is issued under the Plans.

“Series II Barrier Warrant” means a warrant to purchase New Common Stock that is issued under the Plans.

“Shelf Registration Statement” has the meaning set forth in Section 3(a) of this Agreement.

“Shelf Rules” means the rules and procedures established pursuant to the Securities Laws for the distribution of securities of certain issuers on a continuous or delayed basis, including Rule 415 under the Securities Act and as currently provided under National Instrument 44-102 — Shelf Distributions adopted by the Canadian Securities Administrators.

“Subsequent Shelf Registration Statement” has the meaning set forth in Section 3(b) of this Agreement.

“TSX” means the Toronto Stock Exchange or any successor entity thereto.

“Underwriter Registration Statement” has the meaning set forth in Section 5(i) of this Agreement.

“Warrant Bundle” means one (1) Series I Barrier Warrant and one (1) Series II Barrier Warrant.

In this Agreement any reference to the registration of securities, or to a Registration Statement being declared or becoming effective, shall also mean, to the extent applicable, the obtaining of a final receipt from the Commissions in the relevant Jurisdictions for a prospectus qualifying the distribution of securities.

3.                                  Shelf Registration.

(a)           Shelf Registration. The Company shall as promptly as practicable file with the Commissions a “shelf” Registration Statement for an offering to be made on a continuous basis pursuant to the Shelf Rules covering all of the Registrable Securities (together with any Subsequent Shelf Registration Statement, the “Shelf Registration Statement”). The Shelf Registration Statement shall permit registration of such Registrable Securities for resale in the United States by the Holders in the manner or manners designated by them. The Company shall not permit any securities other than the Registrable Securities to be included in the Shelf Registration Statement or any Subsequent Shelf Registration Statement. The Shelf Registration Statement shall be filed pursuant to the rules established under the Securities Laws governing the Multi jurisdictional Disclosure System jointly administered by the Commissions, provided, however, that if for any reason a Shelf Registration Statement filed pursuant to the rules established under the Securities Laws governing the Multi-jurisdictional Disclosure System will not permit the sale of the Registrable Securities in the United States, the Company shall file with the SEC a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act covering all of the Registrable Securities.

The Company shall use its commercially reasonable efforts to cause the initial Shelf

Registration Statement to be declared effective by the relevant Commissions under the relevant Securities Laws on or before January 31, 2010 and to keep the Shelf Registration Statement continuously effective under the Securities Act until the second anniversary of its effective date, subject to extension pursuant to clause (d) of this Section 3 or the last paragraph of Section 5 hereof (the “Effectiveness Period”), or such shorter period ending when (i) all Registrable Securities covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the initial Shelf Registration Statement or (ii) a Subsequent Shelf Registration Statement covering all of the Registrable Securities has been declared effective under the relevant Securities Laws.

(b)           Subsequent Shelf Registrations. If the initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period (other than because of the sale of all of the securities registered thereunder), the Company shall promptly provide the Holders with written notice thereof and shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within 7 days of such cessation of effectiveness amend the Shelf Registration Statement in a manner to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional “shelf” Registration Statement pursuant to the Shelf Rules covering all of the Registrable Securities (a “Subsequent Shelf Registration Statement”) to permit registration of the Registrable Securities for resale in the United States. If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration to be declared effective under the relevant Securities Laws as soon as practicable after such filing and to keep such Registration Statement continuously effective for a period equal to the number of days in the Effectiveness Period less the aggregate number of days during which the initial Shelf Registration Statement or any Subsequent Shelf Registration Statement was previously continuously effective.

(c)           Supplements and Amendments. The Company shall promptly supplement and amend the Shelf Registration Statement if and as (i) required by the rules, regulations or instructions applicable to the registration form used for such Shelf Registration Statement, (ii) required by the Securities Laws, or (iii) reasonably requested by any Holder of the Registrable Securities then outstanding.

(d)           Suspension of Sales. If at any time while the Shelf Registration Statement is effective and a prospectus relating thereto is required to be delivered under the Securities Laws within the Effectiveness Period, the Company becomes aware that the Shelf Registration Statement or any prospectus included therein, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, to the extent that the amendment or supplement to such Shelf Registration Statement or prospectus necessary to correct such untrue statement of a material fact or omission to state a material fact would, upon the advice of legal counsel, require disclosure of material information which the Company has a bona fide business purpose for preserving as confidential and the Company provides the Holders written notice thereof promptly after the Company’s Board of Directors makes such determination, then the Holders shall suspend sales of Registrable Securities pursuant to the Shelf Registration Statement and the Company shall not be required to comply with its obligations under Section 5(e) until the earlier of (A) the date upon which such material information is disclosed to the public or ceases to be material or (B) 90 days after the Holders’ receipt of such written notice. If the Holders’ disposition of Registrable Securities is discontinued pursuant to the foregoing sentence, the Effectiveness Period shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each selling Holder of Registrable Securities covered by the Shelf Registration Statement shall have received copies of the supplemented or amended prospectus contemplated by Section 5(e).

(e)           Expenses. The Company will pay all Registration Expenses in connection with the registration of Registrable Securities pursuant to this Section 3.

(f)            Canadian Short Form Eligibility. The Company represents and warrants that it is qualified to file a short form prospectus under National Instrument 44-101 — Short Form Prospectus Distributions adopted by the Canadian Securities Administrators and that it is qualified to file a base shelf prospectus under National Instrument 44-102 — Shelf Distributions adopted by the Canadian Securities Administrators, and covenants to use its reasonable best efforts to maintain such qualification and eligibility during the term of this Agreement.

4.                                  Incidental Registration.

(a)           Notice of Registration. If at any time prior to the date on which the initial Shelf Registration Statement is filed pursuant to Section 3 of this Agreement the Company proposes to register any of its New Equity Securities (the “Applicable Securities”) under the Securities Act (other than a registration on Form F-4, F-8, S-4, S-8, or any successor or other forms promulgated for similar purposes), whether or not for sale for its own account, pursuant to a registration statement on which it is permissible to register Registrable Securities of the same class(es) as the Applicable Securities (the “Applicable Registrable Securities”) for sale to the public under the Securities Act, it will each such time give prompt written notice to all Holders of Applicable Registrable Securities of its intention to do so and of such Holders’ rights under this Section 4. Upon the written request of any such Holder made within 15 days after the receipt of any such notice (which request shall specify the Applicable Registrable Securities intended to be disposed of by such Holder), the Company will use its reasonable best efforts to effect the registration under the Securities Act of all such Applicable Registrable Securities which the Company has been so requested to register by the Holders thereof; provided, that (i) if, at any time after giving written notice of its intention to register any Applicable Registrable Securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company (or any stockholder of the Company in the case of a demand registration by such stockholder) shall determine for any or no reason not to proceed with the proposed registration of the Applicable Securities to be sold by it, the Company may, at its election, give written notice of such determination to each Holder of Applicable Registrable Securities and, thereupon, shall be relieved of its obligation to register any Applicable Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), and (ii) if such registration involves an underwritten offering, all Holders of Applicable Registrable Securities requesting to be included in the registration must sell their Applicable Registrable Securities to the underwriters selected by the Company (or by any stockholders other than the Holders entitled to select the underwriters) on the same terms and conditions as apply to the other sellers included in such registration, with such differences, including any with respect to indemnification and liability insurance, as may be customary or appropriate in combined primary and secondary offerings. If a registration requested pursuant to this Section 4(a) involves an underwritten public offering, any Holder of Applicable Registrable Securities requesting to be included in such registration may elect, in writing prior to the effective date of the Registration Statement filed in connection with such registration, not to register such Applicable Registrable Securities in connection with such registration.

(b)           Expenses. The Company will pay all Registration Expenses in connection with each registration of Applicable Registrable Securities requested pursuant to this Section 4.

(c)           Priority in Incidental Registrations. If a registration pursuant to this Section 4 involves an underwritten offering and the managing underwriter advises the Company in writing that, in its opinion, the number of Applicable Securities requested to be included in such registration exceeds the number which can be sold in such offering, so as to be likely to have an adverse effect on the successful marketing of such offering (including the price at which such Applicable Securities can be sold), then the Company will include in such registration (i) first, 100% of the Applicable Securities the Company proposes to sell and (ii) second, to the extent of the number of Applicable Registrable Securities (and Applicable Securities requested to be registered by other Persons exercising a demand registration right or registration rights similar to those of the Holders pursuant to this Section 4) requested to be included in such registration which, in the opinion of such managing underwriter, can be sold without having the adverse effect referred to above, the number of Applicable Registrable Securities (and such Applicable Securities) which the Holders (and such other Persons) have requested to be included in such registration, such amount to be allocated pro rata among all requesting Holders (and such other Persons) on the basis of the relative number of shares of New Common Stock represented by all Registrable Securities then held by each such Holder (or shares of New Common Stock represented by all New Equity Securities then held by such other Person as to which such Person has similar registration rights) (in each case calculated on a fully diluted basis and without regard as to whether any such Registrable Security or New Equity Security is then eligible for conversion into shares of New Common Stock or then exercisable or exchangeable for shares of New Common Stock) (provided that any securities thereby allocated to any such Holder (or such other Person) that exceed such Holder’s (or such other Person’s) request will be reallocated among the remaining requesting Holders (and such other Persons) in like manner).

5.                                  Registration Procedures. If and whenever the Holders sell or seek to sell Registrable Securities under the Shelf Registration Statement as provided in Section 3 of this Agreement or the Company is required to use its reasonable best efforts to effect the registration under the Securities Act of certain Applicable Registrable Securities as provided in Section 4 of this Agreement, the Company will, as expeditiously as possible:

(a)           prepare and file with the Commissions such amendments and supplements to such Registration Statement and any prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the Effectiveness Period in the case of the Shelf Registration Statement or for a period not in excess of 60 days (or such shorter period during which the distribution of securities thereunder continues) in the case of a Registration Statement filed pursuant to Section 4 of this Agreement, cause the related prospectus to be supplemented by any prospectus supplement required by applicable law, and as so supplemented to be filed pursuant to the applicable Securities Laws and to comply with the provisions of the applicable Securities Laws with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the selling Holder or selling Holders thereof set forth in such Registration Statement (so long as such intended methods of disposition are commercially reasonable); provided, that before filing a Registration Statement or prospectus, or any amendments or supplements thereto, or any prospectus supplement, the Company will furnish to one U.S. counsel and one Canadian counsel (together, the “Holders’ Counsel”) selected by the Majority Holders of the Registrable Securities covered by such Registration Statement to represent all Holders of Registrable Securities covered by such Registration Statement, copies of all documents proposed to be filed, which documents will be subject to the review of such counsel;

(b)             furnish to each selling Holder of such Registrable Securities such number of copies of such Registration Statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus) and of each amendment and supplement thereto, in conformity with the requirements of the Securities Laws, and such other documents as such selling Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such selling Holder;

(c)             use its reasonable best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such states in the United States as each selling Holder shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such selling Holder to consummate the disposition in such states of the Registrable Securities owned by such selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any state where, but for the requirements of this clause (c), it would not be obligated to be so qualified, to subject itself to taxation in any such state, or to consent to general service of process in any such state unless the Company is already subject to service of process in such state;

(d)             use its reasonable best efforts to cause such Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the selling Holder or selling Holders thereof to consummate the disposition of such Registrable Securities;

(e)             notify each selling Holder of any such Registrable Securities covered by such Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the applicable Securities Laws within the appropriate period mentioned in clause (a) of this Section 5, if the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, at the request of any such selling Holder, prepare and furnish to such selling Holder a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(f)            promptly notify the Holders’ Counsel and each selling Holder of any Registrable Securities covered by such Registration Statement (i) of the commencement of the Effectiveness Period, (ii) when any post-effective amendment to a Registration Statement has been filed and becomes effective and when any amendment or supplement to the prospectus included therein has been filed, (iii) of any determination by the Company that a post-effective amendment to a Registration Statement or any amendment or supplement to the prospectus included therein would be appropriate and (iv) of any request by the Commissions or any state securities authority for amendments or supplements to a Registration Statement or prospectus or for additional information after the commencement of the Effectiveness Period, including the receipt by the Company of any notice of objection of the SEC to use of a Shelf Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act;

(g)           advise the Holders’ Counsel and each selling Holder of any Registrable Securities covered by such Registration Statement, promptly after the Company receives notice or obtains knowledge thereof, of the issuance of any stop order or cease trading order by any of the Commissions suspending the effectiveness of such Registration Statement or ordering that any distribution thereunder cease or the initiation or threatening of any such proceeding for such purpose;

(h)           prior to the filing of such Registration Statement, each amendment or supplement thereto or to the prospectus included in such Registration Statement, refrain from filing any such Registration Statement, amendment or supplement to which the applicable Holders’ Counsel shall have reasonably objected on the grounds that such document does not comply in all material respects with the requirements of the Securities Laws, unless, in the case of an amendment or supplement, in the opinion of counsel for the Company, the filing of such amendment or supplement is reasonably necessary to protect the Company from any liabilities under any applicable Securities Laws and such filing will not violate such Securities Laws;

(i)            if any Holder is deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Securities Act, in connection with any registration of the Registrable Securities pursuant to this Agreement, and any amendment or supplement thereof (any such Registration Statement, an “Underwriter Registration Statement”), then the Company will cooperate with such Holder in allowing such Holder to conduct customary “underwriter’s due diligence” with respect to the Company and satisfy its obligations in respect thereof. The Company will also permit legal counsel to such Holder (in addition to the Holders’ Counsel, if different) to review and comment upon any Underwriter Registration Statement at least two business days prior to its filing with the SEC and all amendments and supplements to the Underwriter Registration Statement within a reasonable number of days prior to their filing with the SEC and not file the Underwriter Registration Statement or amendment or supplement thereto in a form to which such Holder’s legal counsel reasonably objects;

(j)            otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commissions, and make available to its security holders, as soon as reasonably practicable (but not more than eighteen months) after the effective date of the Registration Statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(k)           use its reasonable best efforts to list such Registrable Securities on the TSX or any other Securities Exchange on which the Company’s similar New Equity Securities are then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange, and to provide a transfer agent and registrar for such Registrable Securities covered by such Registration Statement, and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such Registration Statement;

(1)           enter into such customary agreements and take such other actions as the Majority Holders of such Registrable Securities may reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(m)          use its reasonable best efforts to obtain a “cold comfort” letter from the Company’s independent public accountants in customary form and covering matters of the type customarily covered by “cold comfort” letters as the Majority Holders of such Registrable Securities shall reasonably request (provided, that in respect of any disposition of Registrable Securities for which a “cold comfort” letter is requested, such disposition comprises at least 10% of the shares of New Common Stock represented by all Registrable Securities as of the date hereof on a fully diluted basis (notwithstanding whether any such Registrable Security is eligible for conversion into shares of New Common Stock or exercisable or exchangeable for shares of New Common Stock as of the date hereof or at the relevant time of determination)); and

(n)           make available for inspection by the selling Holders of such Registrable Securities covered by such Registration Statement, and by any attorney, accountant or other agent retained by such selling Holders, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such selling Holder, attorney, accountant or agent in connection with such Registration Statement (subject to each party referred to in this clause (n) entering into customary confidentiality agreements in a form reasonably acceptable to the Company).

The Company may require each selling Holder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such selling Holder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as shall be reasonably required in connection therewith and as the Company may from time to time reasonably request in writing.

Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in clause (e) of this Section 5, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by clause (e) of this Section 5, and, if so directed by the Company, such Holder will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the Effectiveness Period shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to clause (e) of this Section 5 to and including the date when each selling Holder of

Registrable Securities covered by such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by clause (e) of this Section 5.

6.                                  Indemnification.

(a)           Indemnification by the Company. The Company will, and it hereby does, indemnify and hold harmless, to the extent permitted by law, the selling Holder of any Registrable Securities covered by a Registration Statement filed pursuant to Section 3 or 4 of this Agreement, each Affiliate of such selling Holder and their respective directors, officers, equityholders, agents, employees, advisors and general and limited partners (and the directors, officers, agents, employees, advisors, Affiliates and controlling Persons thereof) and each other Person, if any, who controls such selling Holder within the meaning of the Securities Act or the Exchange Act (collectively, the “Holder Indemnified Parties”), against any and all losses, claims, damages or liabilities, whether joint or several, and costs and expenses (including, without limitation, any of the foregoing incurred in investigation, defense or settlement of any litigation, commenced or threatened (including reasonable attorneys’ fees and expenses)), to which any such Holder Indemnified Party may become subject under the Securities Laws, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof, whether or not such Holder Indemnified Party is a party thereto) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such securities were registered under the applicable Securities Laws, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; provided, that the Company shall not be liable to any Holder Indemnified Party in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof), cost or expense arises directly out of or is based directly upon any untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or amendment or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in conformity with written information with respect to such selling Holder furnished to the Company by such selling Holder and stated to be specifically for use in the preparation thereof; and provided, further, that the Company will not be liable to any Holder Indemnified Party found by a court of competent jurisdiction to have been obligated to deliver a prospectus in transactions in a security as to which a Registration Statement has been filed pursuant to the applicable Securities Laws, under the indemnity agreement in this Section 6(a) with respect to any preliminary prospectus or the final prospectus or the final prospectus as amended or supplemented, as the case may be, to the extent that any such loss, claim, damage or liability of such Holder Indemnified Party results from the fact that such Registrable Securities were sold to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus (including any documents incorporated by reference therein) or of the final prospectus as then amended or supplemented (including any documents incorporated by reference therein), whichever is most recent, if the Company has previously furnished copies thereof to such Holder Indemnified Party; and provided, further, that the indemnity agreement contained in this Section 6(a) shall not apply to amounts paid in settlement of any loss, claim, damage or liability if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such selling Holder or any Holder Indemnified Party and shall survive the transfer of such securities by such selling Holder.

(b)              Indemnification by the Selling Holders. In the event of any registration of any Registrable Securities under the relevant Securities Law pursuant to Section 3 or 4 of this Agreement, each prospective selling Holder of Registrable Securities shall, severally but not jointly, indemnify and hold harmless (to the extent permitted by law and otherwise in the same manner and to the same extent as set forth in clause (a) of this Section 6) the Company, its Affiliates, their respective directors, officers, equityholders, agents, employees, advisors and each other Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (collectively, the “Company Indemnified Parties” and, together with the Holder Indemnified Parties, the “Indemnified Parties”) with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information with respect to such selling Holder furnished to the Company by such selling Holder and stated to be specifically for use in the preparation of such Registration Statement, preliminary, final or summary prospectus or amendment or supplement thereto; provided, however, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage or liability if such settlement is effected without the consent of such selling Holder (which consent shall not be unreasonably withheld). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any Company Indemnified Party and shall survive the transfer of such securities by such selling Holder.

(c)              Notices of Claims, Etc. Promptly after receipt by an Indemnified Party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 6, such Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, that the failure of the Indemnified Party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 6, except to the extent that the indemnifying party is actually materially prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the indemnifying party will be entitled, at the indemnifying party’s expense, to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof, other than reasonable costs of investigation, unless in such Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim (in which event such Indemnified Party and any other Indemnified Party to which such conflict of interest applies shall be reimbursed for the reasonable expenses incurred in connection with retaining one separate legal counsel for all such Indemnified Parties in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same allegations or circumstances). No indemnifying party will, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement in respect of any such indemnifiable claim, unless any such judgment or settlement (i) includes as an unconditional term thereof, the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation and (ii) does not include any admission of fault, culpability or a failure to act by or on behalf of such Indemnified Party.

(d)             Contribution. If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any such loss, claim, damage, liability, cost or expense referred to herein, then the indemnifying party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid or payable by an Indemnified Party as a result of such loss, claim, damage or liability shall be deemed to include, subject to the limitations set forth above, any legal or other costs or expenses incurred by such Indemnified Party in connection with any action or proceeding in respect thereof. Notwithstanding the provisions of this Section 6(d), in no event shall a Holder be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Holders’ obligations to contribute pursuant to this Section 6(d) are several and not joint.

(e)             Non-Exclusivity. The obligations of the parties under this Section 6 shall be in addition to any liability which any party may otherwise have to any other party.

7.                                       Rule 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Holder of Registrable Securities, make publicly available such information), and it will take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or

(b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements. Notwithstanding anything contained in this Section 7, the Company may deregister under Section 12 of the Exchange Act if it then is permitted to do so pursuant to the Exchange Act and the rules and regulations thereunder.

8.                                       Miscellaneous.

(a)           Amendments and Waivers. This Agreement may be amended, modified or supplemented, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have consented in writing to such amendment, modification or supplement and obtained the prior written consent of the Majority Holders of the Registrable Securities then outstanding to such amendment, modification, supplement or action or omission to act; provided, however, if any Holder would be adversely affected in a disproportionate manner from any other Holder by such amendment, modification, supplement, waiver or other consent, then such amendment, modification, supplement, waiver or other consent shall be effective only with (i) the written consent of the Company, if applicable, (ii) the written consent of the Majority Holders of the Registrable Securities then outstanding and (iii) the written consent of each such adversely and disproportionately affected Holder; and provided, further, no such amendment, modification, supplement, waiver or other consent may alter the definition of “Majority Holders” without the written consent of all the Holders; and provided, further, nothing herein shall prohibit any amendment, modification, supplement, waiver or other consent the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, waiver or other consent. This Agreement may only be terminated with the written consent of the Company and all Holders at the time of such termination; provided, however, nothing herein shall prohibit any termination of this Agreement the effect of which is limited only to those Holders who have agreed to such termination.

(b)           Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, the provisions of this Agreement which are for the benefit of the Investors may only be assigned to, and shall only be for the benefit of and enforceable (subject to the provisions contained herein) by, any subsequent Holder of any Registrable Securities that (i) acquires Registrable Securities from an Investor and such Registrable Securities comprise at least 25% of the shares of New Common Stock represented by all Registrable Securities held by such transferring Investor as of the date hereof on a fully diluted basis (notwithstanding whether any such Registrable Security is eligible for conversion into shares of New Common Stock or exercisable or exchangeable for shares of New Common Stock as of the date hereof or at the relevant time of determination) and (ii) has duly executed and delivered a written joinder agreement to be bound by the provisions of this Agreement, which written joinder agreement shall be substantially in the form of Exhibit A attached hereto (each, a “Joinder”). The Company may not assign this Agreement or any of its rights or obligations hereunder.

(c)           Notices. All notices and other communications provided for hereunder shall be in writing and shall be sent by hand delivery, first class registered or certified mail, return receipt requested, postage prepaid, any nationally recognized overnight delivery service guaranteeing overnight delivery or facsimile, addressed to the applicable party at the applicable address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section 8(c):

(i)                                     if to the Company, to:

World Color Press Inc.

999 de Maisonneuve Blvd West

Suite 1100

Montréal, Québec

Canada H3A 3L4

Attention: General Counsel

Facsimile No.: (514) 954-9624

Telephone No.: (514) 954-0101

With a copy to:

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022-4690

Attention: Christine D. Rogers, Esq.

Facsimile No.: (212) 715-1399

Telephone No.: (212) 715-1000

And a copy to:

Ogilvy Renault LLP

1 Place Ville Marie

Suite 2500

Montréal, Québec

Canada H3B 1R1

Attention: Marc Lacourcière, Esq.

Facsimile No.: (514) 286-5474

Telephone No.: (514) 847-4747

(ii)                                  if to Catalyst Fund Limited Partner II, to:

Catalyst Fund Limited Partnership II

77 King Street West

Royal Trust Tower

Suite 4320

P.O. Box 212

Toronto, Ontario

Canada M5K 1J3

Attention: Mr. Gabriel De Alba

Facsimile No.: (416) 945-3060

Telephone No.: (416) 945-3020

With a copy to:

Latham & Watkins LLP

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, Illinois 60606

Attention: Christopher D. Lueking, Esq.

Facsimile No.: (312) 993-9767
Telephone No.:(312) 876-7680

And with a copy to:

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02111

Attention: John C. Elstad, Esq.

Facsimile No.: (617) 856-8201

Telephone No.: (617) 856-8200

(iii)                               if to Société Générale, New York Branch to:

Société Générale, New York Branch

1221 Avenue of the Americas

New York, New York 10029

Attention: Robert H. Taplett

Facsimile No.: (212) 278-6460

Telephone No.: (212) 278-7278

With a copy to:

Société Générale, New York Branch

1221 Avenue of the Americas

New York, New York 10029

Attention: Nina Ross

Facsimile No.: (212) 278-6460

Telephone No.: (212) 278-7024

And with a copy to:

Latham & Watkins LLP

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, Illinois 60606

Attention: Christopher D. Lueking, Esq.

Facsimile No.: (312) 993-9767
Telephone No.:(312) 876-7680

(iv)                              if to Société Générale (Canada), to:

Société Générale (Canada)

Attn: Martin Jannelle

1501 McGill College Avenue

Suite 1800

Montréal, Québec

Canada H3A 3M8

Attention: Martin Jannelle

Facsimile No.: (514) 841-6257

Telephone No.: (514) 841-6012

With a copy to:

Société Générale, New York Branch

1221 Avenue of the Americas

New York, New York 10029

Attention: Robert H. Taplett

Facsimile No.: (212) 278-6460

Telephone No.: (212) 278-7278

And with a copy to:

Société Générale, New York Branch

1221 Avenue of the Americas

New York, New York 10029

Attention: Nina Ross

Facsimile No.: (212) 278-6460

Telephone No.: (212) 278-7024

And with a copy to:

Latham & Watkins LLP

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, Illinois 60606

Attention: Christopher D. Lueking, Esq.

Facsimile No.: (312) 993-9767

Telephone No.:(312) 876-7680

(v)                                 if to any Holder other than an Investor, to the address and facsimile number set forth in such Holder’s Joinder.

All such notices and communications shall be deemed to have been given or made (A) when delivered by hand, (B) when sent first class or certified mail, return receipt requested, postage prepaid, five business days after being deposited in the mail, (C) when timely delivered to a nationally recognized overnight delivery service guaranteeing overnight delivery, on the next business day or (D) when facsimiled, receipt acknowledged.

(d)             Descriptive Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

(e)           Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

(f)            Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties agree that this Agreement will be considered signed when the signature of a party is delivered by facsimile or electronic mail transmission. Such facsimile or electronic mail signature will be treated in all respects as having the same effect as an original, manual signature.

(g)           Governing Law. This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York (without reference to the conflicts of law provisions thereof). The parties to this Agreement hereby agree to submit to the jurisdiction of the state and federal courts located in the county of New York, State of New York, in any action or proceeding arising out of or relating to this Agreement.

(h)           Jury Trial Waiver. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(i)            Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity.

(j)            Entire Agreement. This Agreement constitutes the full and entire understanding and agreement of the parties hereto with respect to the subject matter hereof and does hereby supersede all other agreements of the parties relating to the subject matter hereof.

(k)           Delays and Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any Holder, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such Holder, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement, or any waiver on the part of any Holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Holder, shall be cumulative and not alternative.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

COMPANY:

WORLD COLOR PRESS INC.

By:	/s/ Roland Ribotti
Name: Roland Ribotti
Title: Vice President, Corporate Finance and Treasurer

By:	/s/ Marie Chlumecky
Name: Marie Chlumecky
Title: Corporate Secretary

INVESTORS:

CATALYST FUND LIMITED PARTNERSHIP II

By:	/s/ Gabriel de Alba
Name: Gabriel de Alba
Title: Managing Director and Partner

SOCIÉTÉ GÉNÉRALE, NEW YORK BRANCH

By:	/s/ Robert H. Taplett
Name: Robert H. Taplett
Title: Director

SOCIÉTÉ GÉNÉRALE (CANADA)

By:	/s/ David Baldoni
Name: David Baldoni
Title: Managing Director

By:	/s/ Paul Primavesi
Name: Paul Primavesi
Title: Director

ANNEX I

NEW EQUITY SECURITIES ISSUED TO THE INVESTORS

Name of Investor	Number of Shares of New Common Stock	Number of Shares of New Preferred Stock	Number of Warrant Bundles
Catalyst Fund Limited Partnership II	10,062,672	2,208,513	-0-
Société Générale, New York Branch	345,700	75,873	-0-
Société Générale (Canada)	8,061,350	2,150,450	-0-

Exhibit A

FORM OF JOINDER

THIS JOINDER to the Registration Rights Agreement, dated as of July 21, 2009 (as amended, modified or supplemented, the “Agreement”), by World Color Press Inc. and the Investors (as defined in the Agreement), is made and entered into as of                                     (1) by                                .(2) Initially capitalized terms used but not defined herein have the meanings ascribed thereto in the Agreement.

The undersigned hereby represents, warrants and acknowledges as of the date set forth above that the undersigned has received and examined the Agreement and meets the requirements for a transferee of rights of a Holder under the Agreement pursuant to Section 8(b) thereof.

The undersigned hereby agrees to be bound by all the terms, conditions and provisions of the Agreement as if an original party thereto and to perform all the obligations and duties required of a Holder pursuant to the Agreement.

For purposes of Section 8(c) of the Agreement, all notices and other communications to the undersigned shall be directed to:

                                                                      (3)

Facsimile No.:

Telephone No.:

[with a copy to:]

[                                                                     ]

[                                                                     ]

[                                                                     ]

[Facsimile No.:                                             ]

[Telephone No.:                                            ](4)

This Joinder shall be governed by, and construed in accordance with, the laws of the State of New York (without reference to the conflicts of law provisions thereof).

(1)                                  Insert the date of this Joinder.

(2)                                  Insert the name of the undersigned.

(3)                                  Insert address and facsimile and telephone numbers for notices.

(4)                                  If applicable, insert address and facsimile and telephone numbers for copies of notices.

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed as of the date set forth above.

                                                                (5)

(5)                                  Insert appropriate signature block.